CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
October 3, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media release	3 October 2008
Pharmaxis Research Programs Highlighted at
European respiratory Society Congress
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) has announced that researchers will present 12 abstracts from its respiratory disease program at the 2008 European Respiratory Society Congress (ERS) being held in Berlin from the 4th to the 8th October. The ERS brings together many of the world’s top respiratory researchers and clinicians to hear latest advances in clinical diagnosis and treatment.
A comprehensive program of research will be presented in ERS symposiums and poster sessions relating to the lung challenge product, Aridol, and the mucus clearing agent, Bronchitol.
In a poster session Professor Di Bilton, Consultant Physician and Honorary Senior Lecturer
at the Department of Respiratory Medicine, The Royal Brompton Hospital, London, UK, will detail results of a successful randomized, placebo-controlled trial of inhaled mannitol (Bronchitol) in patients with bronchiectasis.
Other key ERS program events from the Pharmaxis respiratory disease program include:
•	The use of inhaled mannitol (Aridol) for assessing airway disease
•	Direct versus indirect airway challenges

•	Using a dry powder of mannitol (Aridol) versus methacholine as challenge for routine practice

•	Inhaled mannitol (Bronchitol) as treatment for children with cystic fibrosis

•	Implications for everyday practice
•	Infectious lung diseases including tuberculosis
•	A randomized, placebo-controlled trial of inhaled mannitol (Bronchitol) in patients with bronchiectasis
•	Cough and airway hyperresponsiveness
•	A comparison of inhaled mannitol (Aridol), methacholine provocation and eucapnic voluntary hyperventilation as diagnostic tests for exercised-induced bronchoconstriction in cross country skiers
•	Assessment of inflammation, hyperresponsiveness and response to exercise in asthmatic children
•	Mannitol dry powder challenge (Aridol) in comparison with exercise testing and methacholine challenge test in children

•	Responsiveness to mannitol (Aridol) and exercise challenge in children with asthma

•	Association between mannitol dry powder challenge (Aridol) test results and fractional exhaled nitric oxide in children

•	Exercise-induced asthma, acute severe asthma and allergic rhinitis in children
•	Change of exercise challenge tests and mannitol challenge test (Aridol) during optimized asthma treatment in adolescents with exercise induced asthma
•	Investigation, inspiration, ventilation, dedication: the essence of physiological measurement
•	The perception of breathlessness during bronchoconstriction induced by mannitol (Aridol) in COPD
•	Phenotyping of asthma and COPD
•	Airway hyperresponsiveness to mannitol (Aridol) and exhaled NO are related to inflammatory subtypes in asthma.
ERS is Europe’s biggest annual scientific gathering in respiratory medicine, with more than 17,000 participants each year. It aims to provide a platform for important improvements in the treatment of lung diseases. Full details of ERS may be viewed on the ERS website at http://dev.ersnet.org/415-general-information.htm
-ends-
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: October 3, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer